Exhibit 99.3
Date: 18 July 2007
Second quarter 2007 operations review
•	On 12 July 2007 Rio Tinto made a recommended all cash offer for Alcan of $101 per common share, valuing Alcan at $38.1 billion.

•	The Group’s share of iron ore production was a record for the quarter, increasing by 11 per cent compared with the second quarter of 2006, and by 15 per cent compared with the previous quarter, as the brownfield mine expansions continued to add to capacity.

•	Mined copper production fell by ten per cent compared with the same quarter of 2006 in line with lower grades at Kennecott Utah Copper.

•	Refined copper production increased by 20 per cent compared with the second quarter of 2006 due to higher production at the Escondida leach plant.

•	Higher gold grades at Grasberg contributed to a 36 per cent increase in Rio Tinto’s share of mined gold production compared with the second quarter of 2006.

•	Approval was given in July for the $1.8 billion expansion of the Yarwun Alumina Refinery. The expansion will more than double annual production, increasing output by two million tonnes to 3.4 million tonnes by 2011.

•	A recovery in market conditions led to a six per cent increase in hard coking coal production compared with the corresponding quarter of 2006, despite infrastructure challenges in Queensland.

•	Production of thermal and semi-soft Australian coal decreased by 27 per cent compared with the second quarter of 2006 following heavy rainfall in June. This compounded the infrastructure challenges of congested port and railway infrastructure experienced throughout the quarter.

•	Uranium production increased by 46 per cent compared with the second quarter of 2006, with the Ranger operation able to process higher grade ore mined prior to the heavy rainfalls experienced in the first quarter of 2007. This more than offset a reduction in Rössing production from lower grades.

•	Diamond production at Diavik set a new quarterly record.
All currency figures in this report are US dollars unless otherwise stated
Cont.../

IRON ORE AND IRON
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Hamersley	28,030	+22%	+17%	51,941	+20%
Robe River	6,932	-3%	+7%	13,392	+2%
IOC (pellets and concentrate)	1,730	-34%	+22%	3,144	-30%
Record production and shipments were achieved by the Australian operations in both the half year and the quarter ending 30 June 2007. In light of continued strong demand for iron ore, Rio Tinto announced its intention to undertake studies into a further expansion of annual production capacity to 320 million tonnes.
The new blended product, Pilbara Blend, was successfully introduced at the end of June, replacing an existing product range. Pilbara Blend tonnage will represent approximately 15 per cent of traded world seaborne iron ore and will provide both customer and internal logistics benefits.
Increases in contractor and other mining costs in the Pilbara continued to squeeze margins.
Hamersley and Robe River
Hamersley Iron production was a record quarter as the Yandicoogina and other brownfield expansions continued to deliver additional tonnage.
Increased production rates were achieved during the second quarter, despite scheduled shutdowns associated with the integration of major capacity upgrades throughout the operations. All recently completed major upgrades at Tom Price, Paraburdoo and Dampier Port performed well.
The next round of capacity expansions are progressing on schedule and within budget. The first ore from the Yandicoogina Junction South East orebody was mined in May, four months ahead of schedule. Production rates at the Yandicoogina mine are due to reach 52 million tonnes per annum by the end of September making it the largest of Rio Tinto’s 11 Pilbara mines. The second stage Dampier port upgrade at Parker Point, expansion of the Cape Lambert port and Hope Downs mine construction remain on schedule.
HIsmelt
The HIsmelt plant underwent a major refurbishment during the second quarter, which included a vessel reline. As a result, there was no production during the quarter. During the refurbishment, a number of ancillary equipment issues, that had previously been identified as limiting production rates, were addressed. The plant has since resumed operation.
Iron Ore Company of Canada
Production of concentrates and pellets at the Iron Ore Company of Canada recovered from the strike which commenced on 9 March and continued into the second quarter, ending on 25 April.

ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Rio Tinto Energy America	30,318	-4%	0%	60,675	-1%
Production during the second quarter of 2007 was consistent with the previous quarter but four per cent below the same quarter of 2006 with unusually wet spring weather slowing rail shipments and coal production.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Rio Tinto Coal Australia
Hard coking coal	1,633	+6%	+14%	3,071	+15%
Other coal	5,898	-27%	-16%	12,939	-18%
Production of hard coking coal benefited from an improvement in the coking coal market but was restricted due to infrastructure problems in Queensland.
The New South Wales operations were impacted by heavy rains in June which resulted in the declaration of force majeure by Rio Tinto subsidiary Coal & Allied. Reduced port throughput from infrastructure limitations led to continued delays in shipping and a resultant decrease in production as the effects were felt along the Hunter Valley coal chain.
Uranium
Rio Tinto share of production (000 lbs)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Energy Resources of Australia	2,236	+170%	+48%	3,743	+29%
Rössing	971	-29%	-25%	2,263	-14%
Processing of high grade ore mined and stockpiled at the Ranger mine prior to the heavy rainfall during the first quarter of 2007 led to a recovery in production levels in the second quarter of 2007. Production in the second quarter of 2007 was 170 per cent higher than the corresponding quarter of 2006 when heavy rainfalls from a cyclone prevented access to high grade ore.
Second quarter production at Rössing was impacted by low grades as a result of waste stripping in the Trolley 10 pushback. Trolley 10 is expected to be the next main source of ore, with stripping expected to be completed during the early part of the third quarter.

DIAMONDS AND MINERALS
Diamonds
Rio Tinto share of production (000 carats)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Argyle	4,414	-41%	+27%	7,884	-38%
Diavik	1,975	+21%	+27%	3,526	+30%
Diamond production at Argyle remained constrained due to continued low feed grade associated with current mining locations. Ongoing variability in production levels can be expected as the mine reaches the end of the open-pit life, and transitions to an underground operation.
Record production at Diavik was achieved during the quarter with strong throughput and continued higher grades contributing to the 21 per cent increase compared with the second quarter of 2006.
Minerals
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Borates	145	+2%	+12%	274	+1%
Titanium dioxide feedstocks	367	+4%	+4%	718	+3%
Second quarter borates production was 12 per cent higher than the first quarter in line with a seasonal increase in customer demand.
Increased production of titanium dioxide feedstocks reflected the current market strength, particularly in the chloride sector, with sustained European demand offsetting weakness in the US.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Rio Tinto Aluminium
Bauxite	4,233	+11%	0%	8,462	+10%
Alumina	685	-20%	+4%	1,346	-18%
Aluminium	216.5	+5%	+2%	428.2	+3%
Second quarter bauxite production was 11 per cent above the second quarter of 2006 reflecting severe weather conditions that occurred in the prior year and the commissioning of the second shiploader.
Alumina production at Yarwun in the second quarter was the second highest on record following maintenance shutdowns during the first quarter of the year. Rio Tinto’s overall share of alumina production in the second quarter of 2007 was 20 per cent lower than the same quarter of 2006 following the sale of its interest in the Eurallumina refinery in October 2006.

Production at the aluminium smelters was five per cent above the corresponding quarter of 2006. Tiwai Point production was ten per cent higher than the second quarter of 2006 when low rainfall in the hydropower catchment area resulted in cells being taken out of circuit.
COPPER
Rio Tinto share of production (000 tonnes)

	Q2 07	vs Q2 06	vs Q1 07	H1 07	vs H1 06
Kennecott Utah Copper
Mined copper (000 tonnes)	55.6	-19%	+3%	109.7	-16%
Refined copper (000 tonnes)	67.9	0%	-3%	137.6	-1%
Molybdenum (000 tonnes)	3.8	+8%	-19%	8.5	+7%
Mined gold (000 ozs)	121	-19%	+12%	228	-19%
Refined gold (000 ozs)	147	+4%	+27%	262	+1%
Escondida
Mined copper (000 tonnes)	105.2	-1%	-6%	216.7	+2%
Refined copper (000 tonnes)	19.7	+222%	-1%	39.6	+180%
Grasberg JV
Mined copper (000 tonnes)	5.6	-45%	-3%	11.4	-48%
Mined gold (000 ozs)	97	+410%	+30%	171	+508%
Kennecott Utah Copper
Lower grades of copper and gold at Bingham Canyon, which were in line with the company’s expectations, resulted in mined copper production declining by 19 per cent compared with the second quarter of 2006.
Molybdenum production increased by eight per cent compared with the corresponding quarter of 2006 as a result of higher recoveries.
The smelter continued to operate at targeted levels with refined production of copper and gold consistent with the same quarter of 2006.
Escondida
Second quarter mined copper production was just below the corresponding quarter of 2006, reflecting lower grades and higher recoveries. Refined copper production increased by 222 per cent compared with the second quarter of 2006 with sulphide leach production having ramped up in the latter half of 2006.
Grasberg
Changes in the metal sharing rate for 2007 were a major factor in lowering Rio Tinto’s share of copper production and increasing its share of gold production in the second quarter of 2007, compared with the same quarter of 2006. Higher gold grades also contributed to this positive variance.
Other copper operations
Lower copper production at Northparkes was in line with an expected decline in grades in the E26 block cave as this resource nears the end of life ahead of bringing E48 into production.
Daily production from the Palabora underground mine averaged in excess of 33,500 tonnes.

EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2007 was $194 million compared with $113 million in same period of 2006. $32 million of this expenditure was charged against business unit earnings. Higher evaluation expenditure at Simandou, Resolution and La Granja accounted for much of the increase.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Curuá, Brazil: Government-sponsored environmental management plans expected to take two to three years.	Brazil, Australia

Copper	Sulawesi nickel, Indonesia: Contract of Work negotiations continued Lakeview nickel-copper, US: resource estimation work underway	Russia (RioNor JV), Kazakhstan, US, Mexico, Chile, Peru, Argentina

Diamonds & Minerals	Bunder diamonds, India Xai Xai and Inhambane ilmenite, Mozambique Jarandol and Jadar borates,Serbia Namekara vermiculite, Uganda:order of magnitude studies underway	India, Canada, Russia, Mauritania and Mali (diamonds); Australia, Canada, US and Turkey (industrial minerals)

Energy	Chapudi thermal coal, South Africa: order of magnitude study completed Whitehorse thermal coal and Sweetwater uranium, US: order of magnitude studies underway	Colombia, Canada, US, South Africa and Mongolia

Iron Ore	Pilbara, Australia: delineation drilling underway at several advanced prospects	Brazil and Guinea; title applications in several new countries
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Greens Creek, Energy Resources of Australia, Rössing, Argyle, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Potasio Rio Colorado (potash, Argentina), Kintyre (uranium, Australia), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits. Rio Tinto continues to monitor work by Northern Dynasty Minerals at the Pebble copper-gold-molybdenum deposit in Alaska.
The Oyu Tolgoi copper-gold project moved a step closer to finalisation with the Mongolian Government’s announcement that it had completed the draft Investment Agreement on 26 June 2007. The Agreement will now be submitted to the Mongolian National Parliament. This is expected to be the final step in the Government’s approval process. Approval will also be needed from the boards of Rio Tinto and Ivanhoe Mines, the Canadian joint venture partner.

The Agreement provides for the Mongolian Government to own a 34 per cent stake in the project.
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